UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

THERAVANCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88338T104
(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 15,151,499 shares of Common Stock1 (See Items 5(a) and 5(b))
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 15,151,499 shares of Common Stock (See Items 5(a) and 5(b))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,151,499 shares of Common Stock (See Item 5(a))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.01% of the shares of Common Stock (See Item 5(a))
14	TYPE OF REPORTING PERSON CO

__________________
1 The amount of Common Stock reported as beneficially owned by GlaxoSmithKline plc includes its beneficial ownership of 9,401,499 shares of Class A Common Stock (as defined below), which constitutes 100% of the Class A Common Stock as a class.  Each share of Class A Common Stock may be converted into one share of Common Stock at any time.

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Item 1.                     Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Theravance, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principle executive offices are located at 901 Gateway Blvd., South San Francisco, CA 94080.

GlaxoSmithKline plc previously filed a statement on Schedule 13G on February 11, 2005 pursuant to Rule 13d-1(d) under the Act with respect to its beneficial ownership of shares of Class A common stock of the Issuer (the “Class A Common Stock”).  Each share of Class A Common Stock may be converted into one share of Common Stock at any time.

Item 2.                     Identity and Background.

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales.  GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer healthcare products with its principal offices located at 980 Great West Road, Brentford Middlesex TW8 9GS England.  Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment of each executive officer and director of GlaxoSmithKline plc.  The Common Stock and Class A Common Stock which are the subject of this Statement are held of record by Glaxo Group Limited (“GGL”) and GlaxoSmithKline LLC (“GSK”), wholly-owned subsidiaries of GlaxoSmithKline plc.

During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The citizenship of each executive officer and director of GlaxoSmithKline plc is set forth in Schedule 1 to this Statement.

Item 3.                     Source and Amount of Funds or Other Consideration.

GGL acquired 5,750,000 shares of Common Stock on November 29, 2010 pursuant to the Common Stock Purchase Agreement entered into with the Issuer (the “Common Stock Purchase Agreement”), a copy of which is attached as Exhibit 1 hereto.  The total consideration paid by GGL pursuant to the Common Stock Purchase Agreement was $129,375,000, and such consideration was obtained from the working capital of GGL.

Item 4.                     Purpose of Transaction.

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GSK Investments in the Issuer

Prior to the most recent acquisition described in Item 3 above, GlaxoSmithKline plc and its affiliates acquired the shares of Common Stock and Class A Common Stock beneficially owned by them pursuant to a series of acquisitions, primarily prior to, or in connection with, the Issuer’s initial public offering, which closed on October 8, 2004.  In May 2004, GSK purchased 6,387,096 shares of Class A Common Stock for an aggregate purchase price of $108.9 million, and GGL converted 2,580,645 shares of previously held Common Stock into Class A Common Stock.  In addition, pursuant to a partial exercise of its rights under the Governance Agreement (as defined below), upon the closing of the Issuer’s initial public offering, GSK purchased an additional 433,757 shares of Class A Common Stock.  In addition, on September 14, 2007, pursuant to the exercise of a put option by the holder of one share of Common Stock, GSK acquired one additional share of Class A Common Stock.

As described in Item 3 above, on November 29, 2010, GGL purchased 5,750,000 shares of Common Stock for an aggregate purchase price of $129,375,000 pursuant to the Common Stock Purchase Agreement.

Investors’ Rights Agreement

On May 11, 2004, GSK, the Issuer, GGL and certain other investors entered into the Amended and Restated Investors’ Rights Agreement (“Investors’ Rights Agreement”), a copy of which is attached as Exhibit 2 hereto.  The rights granted to GlaxoSmithKline plc and its affiliates pursuant to the Investors’ Rights Agreement include the following:

•
upon the request of holders of at least 50% of the securities covered by the Investors’ Rights Agreement, the right to require the Issuer to register such securities under the Securities Act of 1933, as amended (the “Securities Act”);

•	upon the Issuer’s registration under the Securities Act of any of its securities, the right to include shares held by GlaxoSmithKline plc and its affiliates in such registration; and

•
upon the Issuer’s eligibility to file a registration statement on Form S-3, the right to request such registration on Form S-3, provided that such registration relates to not less than 10% of the then outstanding shares of stock so eligible, for a total price at least $1,000,000, and not more than twice in any 12-month period.

Governance Agreement

On June 4, 2004, the Issuer, GlaxoSmithKline plc, GSK and GGL entered into the Amended and Restated Governance Agreement (as amended, the “Governance Agreement”), a copy of which is attached as Exhibit 3 hereto.  Concurrently with the execution of the Common Stock Purchase Agreement, the Amended and Restated Governance Agreement was amended by

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Amendment No. 2 thereto, a copy of which is attached as Exhibit 4 hereto.  The rights and obligations of GSK under the Governance Agreement vary based on the level of ownership of GSK and its affiliates of the Issuer’s voting stock.  The following description describes the rights and obligations of the Issuer and GSK.  The rights and obligations described herein with respect to GSK are also applicable to affiliates of GSK and any reference to GSK’s beneficial ownership of securities should be deemed to include any securities beneficially owned by affiliates of GSK.

Certain Definitions

For purposes of the Governance Agreement:

The term “change in control” is referred to as (i) an acquisition of the Issuer by a third party, (ii) any transaction or series of related transactions (including mergers, consolidations and other forms of business consolidations) after which the Issuer’s continuing stockholders hold less than 50% of the outstanding voting securities of either the Issuer or the entity that survives the transaction (or the parent of the surviving entity), or (iii) the sale, lease, license, transfer or other disposal of all or substantially all of the Issuer’s business or assets (except that the sale, license or transfer to another party of any of the Issuer’s assets in the ordinary course of business will not be considered a change in control of the Issuer if GSK has no contractual rights under the Issuer’s existing agreements with GSK over its asset sold, licensed or transferred).

The term “equity securities” is referred to as (i) any of the Issuer’s voting stock, (ii) the Issuer’s securities convertible into or exchangeable for voting stock, and (iii) options, rights and warrants issued by the Issuer to acquire voting stock.

The term “independent director” is referred to as a director that complies with the independence requirements for directors with respect to the Issuer for companies listed on the Nasdaq National Market and has business or technical experience, stature and character as is commensurate with service on the board of directors of a publicly traded enterprise.

The term “voting stock” is referred to as any outstanding securities of the Issuer having the right to vote generally in any election of the Issuer’s directors.

Limitations Relating to the Issuer’s Equity Securities

Acquisition of Equity Securities of the Issuer

Regardless of the level of GSK’s ownership of the Issuer’s voting stock, except as permitted by the Governance Agreement or as otherwise agreed to by the Issuer in writing following approval by a majority of the independent directors of the Issuer’s board of directors (the “Board”), GSK may not, directly or indirectly:

•	acquire any of the Issuer’s equity securities;

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•	make or participate in any solicitation of proxies to vote from any holders of the Issuer’s equity securities;

•	form or participate in a “group” within the meaning of Section 13(d)(3) of the Act with any person not bound by the terms of the Governance Agreement with respect to any voting stock;

•
acquire any of the Issuer’s assets or rights to purchase any of the Issuer’s assets except for assets offered for sale by the Issuer or the acquisition or purchase of the Issuer’s assets pursuant to the Collaboration Agreement between the Issuer and GGL, dated as of November 14, 2002 (“Collaboration Agreement”), or the Strategic Alliance Agreement between the Issuer and GGL, dated as of March 30, 2004 (“Strategic Alliance Agreement”);

•	enter into any arrangement or understanding with others to do any of the actions listed immediately above; and

•
act together with others to offer to the Issuer or any of the Issuer’s stockholders any business combination, restructuring, recapitalization or similar transaction involving the Issuer or otherwise seek together with others to control, change or influence the management, board of directors or the Issuer’s policies or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the Issuer’s stockholders.

Permitted GSK Purchases of Equity Securities from the Issuer

GSK has the right to acquire equity securities from the Issuer in the following circumstances:

•
if the Issuer issues equity securities to a third party (other than pursuant to exercise of options issued as compensation to its directors, officers, employees or consultants), GSK has the right to purchase from the Issuer such number of equity securities that would bring GSK’s percentage ownership of the Issuer’s voting stock to the same level that it was at immediately prior to the issuance of equity securities to the third party at the same price at which the equity securities were sold to the third party;

•
GSK has the right to purchase from the Issuer, on a quarterly basis, equity securities comparable to those that are issued as compensation to the Issuer’s directors, officers, employees or consultants during the preceding quarter pursuant to option exercises or vesting of restricted stock, at the fair market value at the time of GSK’s notification to the Issuer of its intention to purchase such equity securities that would bring GSK’s percentage ownership of the Issuer’s voting stock to the same level that it was at immediately prior to such issuances; and

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•
upon the conversion or exchange of all or any portion of certain convertible indebtedness or the unsecured convertible subordinated notes issued by the Issuer in January 2008, GSK has the right to purchase from Issuer such number of equity securities that would bring GSK’s percentage ownership of the Issuer’s voting stock to the same level as it was immediately prior to such conversion or exchange at a price per share equal to the greater of (x) the conversion price of the convertible indebtedness or convertible notes, as applicable, or (y) the fair market value per share on the date GSK notifies the Issuer of its intention to purchase such equity securities.

Moreover, if, and so long as, level of GSK’s ownership of the Issuer’s voting stock is 50.1% or greater, GSK may purchase additional equity securities if the Issuer has determined to sell equity securities to pay all or any portion of the milestones that the Issuer may owe GSK pursuant to the Collaboration Agreement.  In this event, GSK has the first right to purchase the additional equity securities on the terms that the Issuer intends to sell the equity securities; provided that, the voting stock held by GSK at such time was acquired in accordance with the terms of the Governance Agreement and the certificate of incorporation of the Issuer.

Permitted GSK Purchases of Equity Securities from the Issuer’s Stockholders

GSK may acquire the Issuer’s equity securities from its stockholders in the following circumstances:

•
the acquisition of securities of another biotechnology or pharmaceutical company that owns the Issuer’s equity securities (provided that those shares will be subject to the provisions of the Governance Agreement on the same basis as GSK’s shares of Class A Common Stock); or

•
the making of an offer to acquire equity securities if (i) a person or group (other than GSK) acquires 20% or more of the Issuer’s voting stock or (ii) the Issuer’s board of directors formally acts to facilitate a change in control of the Issuer (other than with GSK), subject to the following conditions:

o	that the offer be an offer for 100% of the Issuer’s voting stock;

o	that the offer include no condition as to financing; and

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o
that  the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares or voting their shares in favor of the offer.

In addition, GSK may make an offer to the Issuer’s stockholders to acquire outstanding voting stock that would bring GSK’s percentage ownership of the Issuer’s voting stock to no greater than 60%, subject to the following conditions:

•	that the offer includes no condition as to financing;

•	that the offer is approved by a majority of the Issuer’s independent directors;

•	that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

•	that the shares purchased will be subject to the provisions of the Governance Agreement on the same basis as the shares of GSK's Class A Common Stock.

In addition, GSK may acquire the Issuer’s equity securities from the Issuer’s stockholders under the following circumstances if the level of GSK’s ownership of the Issuer’s voting stock is 50.1% or greater:

GSK can make an offer to the Issuer’s stockholders to merge with the Issuer or otherwise acquire outstanding voting stock that would bring GSK's percentage ownership of the Issuer’s voting stock to 100%, subject to the following conditions:

•	that the offer occurs on or after September 1, 2012;

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•	that the offer includes no conditions to financing;

•	that the offer is approved by a majority of the Issuer’s independent directors; and

•	that the offer includes a condition that the holders of a majority of the shares of the Issuer’s voting stock not owned by GSK accept the offer by tendering their shares in the offer.

GSK can make an offer to the Issuer’s stockholders to acquire outstanding voting stock that would bring GSK’s percentage ownership of the Issuer’s voting stock to 100%, subject to the following conditions:

•	that the offer occurs before September 1, 2012;

•	that the offer includes no condition as to financing;

•	that the offer is approved by a majority of the Issuer’s independent directors;

•	that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

•
that the offer is for the greater of (i) the fair market value per share on the date immediately preceding the date of the first public announcement of the offer or (ii) $162.75 per share (as adjusted to take into account stock dividends, stock splits, recapitalizations and the like).

Limitations on Disposition of Our Equity Securities by GSK

GSK may only dispose of voting stock through either a public offering registered under the Securities Act or pursuant to Rule 144 under the Securities Act.  In addition, if GSK’s percentage ownership of the Issuer’s voting stock becomes 50.1% or greater before September 1, 2012, then GSK may not sell or transfer any voting stock held by it until September 1, 2012.  GSK is permitted to sell or transfer its voting stock in connection with a change in control of the Issuer that is approved by a majority of the Issuer’s independent directors.  In the event that the prohibition on the disposition of voting stock by GSK expires on September 1, 2012, if GSK disposes of any of the Issuer’s voting stock, GSK will not be able to purchase any of the Issuer’s voting stock for one year after such disposition without the prior approval of a majority of the Issuer’s independent directors.

Voting Arrangements

Agreement to Vote

GSK has agreed to vote the voting stock held by it (at GSK’s election) either (i) in accordance with the recommendation of the Issuer’s independent directors or (ii) in proportion to the votes cast by the other holders of the Issuer’s voting stock.

Exceptions to Agreement to Vote

GSK can vote as it chooses on any proposal to:

•	effect a change in control of the Issuer; or

•	issue equity securities to one or more parties (other than in an public offering) that would result in that party or parties holding 20% or more of the voting stock.

In addition, if the level of GSK’s ownership of the Issuer’s voting stock is 50.1% or greater, GSK can vote as it chooses on any proposal to:

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•	effect the acquisition by the Issuer of any business or assets that would constitute a substantial portion of the Issuer’s business or assets; or

•
effect the sale, license or transfer of all or a substantial portion of the Issuer’s business or assets unless GSK has no contractual rights over the business or assets in question pursuant to the Issuer’s Strategic Alliance Agreement with GSK, and such sale, license or transfer occurs in the ordinary course of business.

Regardless of GSK’s level of ownership of the Issuer, if a person or group acting in concert acquires 20% or more of the voting stock, GSK may vote its voting stock without any restrictions.

Grant of Proxy

GSK has granted an irrevocable proxy coupled with an interest in all voting stock owned by GSK to the Issuer’s board of directors.  This proxy enables the proxyholder to vote or otherwise act with respect to all of GSK’s voting stock in the manner required by the Governance Agreement.

If GSK’s Ownership of Voting Stock of the Issuer is Greater than 50.1%

Under the Governance Agreement, GSK is entitled to certain additional rights if its level of ownership of the Issuer is greater than 50.1%, as described below.

Agreements Related to the Board

Composition of the Board

In the event GSK’s ownership of voting stock of the Issuer is greater than 50.1%, the Board will include:

•	a number of nominees designated by GSK equal to one-third of the aggregate number of directors comprising the Board at that time;

•	two of the Issuer’s officers nominated by the nominating committee of the Board; and

•	the remaining members of the Board will be independent directors.

In addition, so long as GSK’s percentage ownership of the Issuer’s voting stock is 50.1% or greater, upon its request, GSK may designate nominees for half of the total number of independent directors.  These nominees to be independent directors must be reasonably acceptable to the directors not nominated by GSK.  Each GSK nominee to be an independent director must meet the qualifications of an independent director both with respect to the Issuer and with respect to GSK.  An equal number of independent directors will be nominated by the directors of the Board (excluding the directors nominated by GSK).  If GSK’s percentage ownership of the Issuer’s voting stock falls below 50.1% (subject to certain limitations), then the term of each director nominated by GSK pursuant to this provision will automatically cease.

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Further, any committee of the Board must contain at least one director nominated by GSK except for:

•	a committee representing the interests of the holders of Common Stock;

•
a committee of independent directors constituted for the purposes of making any determination that is to be made under the terms of the Governance Agreement or the Issuer’s certificate of incorporation; or

•	a committee in which membership of a director nominated by GSK would be prohibited by applicable law, regulation or stock exchange or trading system listing requirement.

Approval by a Majority of GSK Nominated Directors of Certain Actions

In the event GSK’s ownership of voting stock of the Issuer is greater than 50.1%, the approval of a majority of the directors nominated by GSK will be required to approve any of the following:

•	the Issuer’s acquisition of any business or assets that would constitute a substantial portion of its business or assets;

•
the sale, lease, license, transfer or other disposal of a substantial portion of its business or assets, tangible or intangible, other than dispositions of assets over which GSK has no contractual rights pursuant to agreements with the Issuer or in the ordinary course of business; or

•
the repurchase or redemption of any of the Issuer’s equity securities other than (i) redemptions required by the terms of the Issuer’s voting stock, (ii) purchases made at fair market value in connection with any deferred compensation plan that we maintain and (iii) repurchases of unvested or restricted stock at or below cost pursuant to a compensation plan.

Anti-Takeover Effects of Delaware Law; Rights Agreement

The Issuer has agreed that it will exempt GSK from the application of Section 203 of the Delaware General Corporation Law.

Under the Issuer’s Amended and Restated Rights Agreement between the registrant and The Bank of New York, as Rights Agent, dated as of June 22, 2007, as amended (the “Rights Agreement”), a person becomes an “acquiring person” if the person, alone or together with a group, acquires beneficial ownership of 19% or more of the outstanding shares of the Issuer’s common stock.  GSK is not an “acquiring person” because the Issuer has, pursuant to the Governance Agreement, exempted GSK from the application of the Rights Agreement.

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Severance Arrangements

The Issuer has agreed not to enter into or amend any existing contract with any of the Issuer’s directors, officers or employees that would provide for any payment, vesting of common stock, acceleration or other benefit or right contingent upon (i) GSK’s purchase of shares of Class A Common Stock, (ii) the exercise by GSK of any of its rights under the Governance Agreement to representation on the Board or (iii) GSK’s purchase of any equity securities not prohibited by the Governance Agreement.

Termination

The provisions of the Governance Agreement will terminate at the earliest of (i) when GSK beneficially owns 100% of the Issuer’s outstanding voting stock, (ii) the effective time of a change in control of the Issuer and (iii) September 1, 2015.

General

Other than as described above, GlaxoSmithKline plc has no plans that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

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(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.                     Interest in Securities of the Issuer.

(a) GlaxoSmithKline plc beneficially owns 15,151,499 shares of Common Stock (assuming conversion of the 9,401,499 shares of Class A Common Stock held indirectly by it), which represents 19.01% of the 79,710,726 shares of Common Stock outstanding (assuming conversion of all of the 9,401,499 shares of Class A Common outstanding) after the issuance of shares of Common Stock pursuant to the Common Stock Purchase Agreement.

(b)           Subject to the limitations described in Item 4 above, GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 15,151,499 shares of Common Stock (assuming conversion of the 9,401,499 shares of Class A Common Stock held indirectly by it) described in Item 5(c).

(c)           Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

(d)           No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.

(e)           Not applicable.

Item 6.                     Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc and any person with respect to the shares of Common Stock.

Item 7.                     Material To Be Filed As Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

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Exhibit                      Name

1
Common Stock Purchase Agreement, dated November 29, 2010, by and among the Issuer, GGL and GSK, a copy of which is incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 29, 2010.

2
Amended and Restated Investors' Rights Agreement by and among the Issuer and the parties listed therein, dated as of May 11, 2004, a copy of which is incorporated by reference from Exhibit 10.13 the Form S-1 filed by the Issuer on June 10, 2004.

3
Amended and Restated Governance Agreement by and among the Issuer, GSK and GlaxoSmithKline plc dated as of June 4, 2004, a copy of which is incorporated by reference from Exhibit 10.14 to Amendment No. 1 to the Form S-1 filed by the Issuer on July 26, 2004.

4
Second Amendment to Amended and Restated Governance Agreement, dated November 29, 2010, which amends the Amended and Restated Governance Agreement dated June 4, 2004, as previously amended May 11, 2007, by and among the Issuer, GSK and GlaxoSmithKline plc, a copy of which is incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 29, 2010.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GLAXOSMITHKLINE PLC

/s/ Victoria A. Whyte By: Victoria A. Whyte Title: Deputy Company Secretary

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Research & Development	Belgian

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Mr James Murdoch	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Corporate Executive Team

Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President & General Counsel	USA

John Clarke	One Franklin Plaza Philadelphia, PA 19102	President Consumer Healthcare	New Zealand

Marc Dunoyer	980 Great West Road Brentford Middlesex, England TW8 9GS	Global Head-Rare Disease Unit	French

Abbas Hussain	150 Beach Road 21-00 Gateway West 189720 Singapore	President, Emerging Markets	British

William Louv	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President, Core Business Services & Chief Information Officer	USA

Daniel J. Phelan	One Franklin Plaza Philadelphia, PA 19102	Chief of Staff	USA

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British

David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Global Manufacturing & Supply	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Research & Development	Belgian

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Jean Stéphenne	Avenue Pascal 2/6 B-100 Wavre Belgium	Chairman, President and General Manager, Biologicals	Belgian

Edward Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe	British

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Company Secretary & Compliance Officer	British

Deirdre Connolly	One Franklin Plaza Philadelphia, PA 19102	President, Pharmaceuticals, North America	USA

Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	SVP Medicines Discovery & Development, Drug Discovery	British